SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

Date of Report: June 25, 2004
(Date of earliest event reported)

YOCREAM INTERNATIONAL, INC.
(Exact name of registrant as specified in its Charter)

Oregon	0-16787	91-0989395
State of Incorporation	Commission File Number	IRS Employer Identification Number

5858 N.E. 87th Avenue Portland, Oregon	97220
(Address of principal executive office)	(Zip Code)

Registrant's telephone number, including area code: (503) 256-3754

Item 7.Financial Statements, Pro Forma Financial Information and Exhibits.

(a) Financial Statements

Not Applicable

(b) Pro Forma Financial Information

Not Applicable

(c) Exhibits

99 Earnings Press Release

Item 12. Results of Operations and Financial Condition

On June 15, 2004, the Company issued a press release announcing its earnings for the second quarter of fiscal year 2004. A copy of the press release is attached hereto as Exhibit 99.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this reported to be signed on its behalf of the undersigned hereunto duly authorized.

YOCREAM INTERNATIONAL, INC
(Registrant)

Date: June 25, 2004

By: /s/ John Hanna
John Hanna, Chief Executive Officer

Exhibit 99

FOR IMMEDIATE RELEASE

For More Information, Contact:

Terry Lusetti 503-256-3754
Investor Relations www.yocream.com

YOCREAM INTERNATIONAL

REPORTS SECOND QUARTER EARNING UP 21.2%

PORTLAND, OR - JUNE 15, 2004 - YOCREAM International, Inc. (Nasdaq: YOCM), a manufacturer and wholesaler of frozen desserts and smoothies, today reported the financial results for the second quarter and six months ended April 30, 2004.

YOCREAM second quarter net income increased 21.2% to $168,200, or $.07 per share from $138,700, or $.06 per share in the second quarter of 2003. For the six months ended April 30, net income increased 6.9% to $159,700, or $.07 per share from $149,400, or $.07 per share in the same period last year. "The increases were primarily due to improved gross profit margins and reduced administrative expenses," said Douglas Caudell, CFO. The Company's gross profit margin increased from 27.8% to 28.0% for the second quarter and from 26.6% to 27.9% for the six months in 2004. Caudell explained that the increase in gross margins came from the phase out of a low margin coffee latte premixed smoothie product, and from the benefits realized from the Company's cost reduction measures in the areas of packaging, logistics and production. "These increases in the gross margin were achieved even though dairy products and fuel costs escalated during the period," said Caudell.

Sales for the second quarter were $4,856,000, compared to $4,995,000 in the second quarter of 2003, and sales for the six months ended April 30, 2004 were $8,306,000, compared with $8,864,000 in the same period last year. "Sales of frozen yogurt increased in 2004 due to growth in club store, military and healthcare business," said Caudell. "The overall sales decreases were primarily due to discontinuing the low margin coffee latte premixed smoothie product and the loss of one regional chain account that was purchasing our gourmet soft serve ice cream. We recently formulated a new soft serve ice cream to meet this customer's pricing concerns and remain in discussions to

reinstate sales. Continued growth in sales is expected with the development of the Company's military and healthcare business, and the introduction of new products, including our low-carb frozen yogurt."

At the beginning of the second quarter 2004, the Company announced that it would be introducing Dannon® YoCream® Low-Carb Premium Soft Serve Frozen Yogurt, with net carbohydrate counts ranging from 3 grams to 5 grams. Management believes that its gourmet product is the only nationally branded low-carb soft serve that includes live active yogurt cultures to promote a healthy digestive system. Sweetened with Splenda brand sucralose, this product meets the dietary guidelines for low-carb as well as diabetic consumers. The product was previewed at selected spring 2004 food shows, with sales beginning at the end of the second quarter. To meet the snack-on-the-go needs of consumers, the Company anticipates introducing low-carb single serve novelty cups in the fourth quarter of 2004.

Tyler Bargas, Director of Sales and Marketing, reported that the Company is introducing a number of new products. "One is the YoCaffe´® Latte´® Coffee Concentrate. This is a shelf stable product that will be introduced to the general marketplace in the third quarter of 2004. Another one is a 'lite' reduced fat ice cream now being rolled out in a major Midwest chain account. Our research and development team is also developing a concentrated fruit smoothie line for those customers who want to mix a concentrate with water at their dispensing location. This line extension will be introduced by the fourth quarter of this fiscal year. We have a great arsenal to increase sales," Bargas said.

Michele Hanna Emery, Director of Sales, National Accounts and Branding reported that the Company is in the process of extending its smoothie product line to include a shelf stable premixed bag-in-the box product packaged on the Company's new aseptic packaging line. "By the fourth quarter of 2004, the Company expects to introduce Fruitquake® aseptic, shelf stable, all natural dispenser smoothies. It will be packed in half gallon to three gallon bags with the option of auto fill equipment fitments and will meet the needs of operators that have limited refrigeration. This smoothie mobile meal solution is targeted at students and military personnel," Emery stated.

YOCREAM International, Inc. makes, markets and sells frozen desserts, snacks and smoothies throughout the United States and in several foreign countries. It sells primarily to food distributors and wholesale clubs; and the Company's products are available in restaurants, convenience stores, schools, government and military installations, hospitals, corporate cafeterias and wholesale clubs.

This release may contain certain forward-looking statements, which are based on management's current expectations. Factors that could cause future results to vary materially from these expectations include, but are not limited to, change in distribution abilities, level of customer acceptance of new products, change in co-packing relationships and strategic alliances and other economic, competitive, governmental, regulatory and factors affecting the company's operations, pricing, products and service. For a more complete discussion of the risks associated with forward-looking information, refer to the Risk Factors contained in the company's Form 10-K, which was filed with the Securities and Exchange Commission on January 29, 2004.

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YOCREAM INTERNATIONAL, INC.

STATEMENTS OF INCOME

	Three Months Ended April 30,		Six Months Ended April 30,	
	2004	2003	2004	2003
Sales	$ 4,855,752	$ 4,995,274	$ 8,305,736	$ 8,864,282
Cost of goods sold	3,493,765	3,608,769	5,984,577	6,505,868
Gross profit	1,361,987	1,386,505	2,321,159	2,358,414
Selling, general and administrative expenses	1,072,843	1,156,248	2,023,764	2,104,218
Income from operations	289,144	230,257	297,395	254,196
Other income (expenses), net	(20,358)	(8,724)	(42,176)	(15,616)
Income before income taxes	268,786	221,533	255,219	238,580
Income tax provision	100,600	82,800	95,500	89,200
Net income	$ 168,186	$ 138,733	$ 159,719	$ 149,380
Earnings per common share - basic	$0.07	$0.06	$0.07	$0.07
Earnings per common share - diluted	$0.07	$0.06	$0.07	$0.07
Shares used in basic earnings per share	2,277,956	2,252,178	2,277,956	2,251,245
Shares used in diluted earnings per share	2,302,939	2,278,151	2,304,740	2,282,786

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YOCREAM INTERNATIONAL, INC
BALANCE SHEETS

	April 30, 2004 (Unaudited)	October 31, 2003
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,985,276	$ 2,644,436
Trade accounts receivable	1,224,846	934,259
Inventories	2,264,121	1,846,989
Other current assets	400,687	247,012
Income taxes receivable	322,485	378,269
Deferred tax asset	74,250	74,250
Total current assets	6,271,665	6,125,215
Fixed assets, net	6,319,353	6,241,922
Intangible and other long-term assets, net	458,089	499,970
	$13,049,107	$12,867,107
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Current portion of long-term debt	$ 384,000	$ 336,333
Accounts payable	946,359	1,144,045
Other accrued liabilities	102,272	140,146
Total current liabilities	1,432,631	1,620,254
Long-term debt, less current portion	2,441,191	2,279,667
Deferred tax liability	833,451	795,451
Other liabilities	36,476	25,826
Total liabilities	4,743,749	4,721,468
Shareholders' equity		
Common stock, no par value, 30,000,000 shares authorized, 2,277,956 shares issued and outstanding	4,733,281	4,733,281
Retained earnings	3,572,077	3,412,358
Total shareholders' equity	8,305,358	8,145,639
	$13,049,107	$12,867,107

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